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                                          Filed by Berkshire Hills Bancorp, Inc.
                                          pursuant to Rule 425
                                          under the Securities Act of 1933

                                          Subject Company
                                          Factory Point Bancorp, Inc.
                                          Commission File Number 0-51584


                                   [FAPB LOGO]

             YOUR VOTE AT OUR UPCOMING SPECIAL MEETING IS IMPORTANT

                                PLEASE VOTE TODAY

                                                                 August 16, 2007

Dear Factory Point Bancorp Stockholder:

         Our records indicate that you have not yet voted your shares for the very important special meeting of stockholders scheduled to be held on August 28, 2007. Please cast your vote today, using the enclosed proxy card, whether or not you plan to attend the meeting.

         At the special meeting, you are being asked to approve the merger of Factory Point Bancorp, Inc. with and into Berkshire Hills Bancorp, Inc. You should have already received a copy of our joint proxy statement/prospectus, which provides more detail about the merger. After careful consideration of the merger proposal, the Factory Point Bancorp Board of Directors approved the merger and merger agreement after concluding that the merger was in the best interests of Factory Point Bancorp and its stockholders. Your Board recommends that you vote "FOR" approval of the merger.

                             YOUR VOTE IS IMPORTANT

         Because the merger must be approved by the holders of a majority of the outstanding shares of Factory Point Bancorp, your vote is crucial, no matter how many shares you own. Your failure to vote will have the same result as a vote against the merger, so we urge all stockholders to take a moment now to vote their proxy in favor of the merger proposal.

                                PLEASE VOTE TODAY

         For your convenience, we have enclosed a duplicate proxy form, which we ask you to complete and return now, even if you have previously returned a proxy. Please return the proxy card in the enclosed envelope to ensure that your vote is counted. We hope that we can count on your support for the proposed merger. If you have any questions or need assistance in voting your shares, we encourage you to call our proxy solicitor, MacKenzie Partners, toll-free at
(800) 322-2885.

         Thank you for your continued support.

                                           Sincerely,

                                           /s/ Guy H. Boyer

                                           Guy H. Boyer
                                           President and Chief Executive Officer
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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT


In connection with the proposed merger, Berkshire Hills Bancorp has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills Bancorp, Factory Point Bancorp, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills Bancorp and Factory Point Bancorp are urged to read the registration statement, including the joint proxy statement/prospectus, and any other relevant documents filed with the SEC because they contain important information. You can obtain a free copy of all documents filed with the SEC by Berkshire Hills Bancorp on the SEC's Web site (http://www.sec.gov). In addition, documents filed with the SEC by Berkshire Hills Bancorp are available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, MA 01201
(413) 236-3144.

Berkshire Hills Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills Bancorp and their ownership of Berkshire Hills Bancorp common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills' 2007 annual meeting of stockholders, which is available on Berkshire Hills Bancorp's website at www.berkshirebank.com and on the SEC's
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website.